Bausch & Lomb Incorporated

Exhibit 11

Statement Regarding Computation of Per Share Earnings
(Share Amounts in Thousands Except Per Share Data)

	2000	1999

Income from continuing operations	$ 82.0	$102.7
Income (loss) from discontinued operations, net	-	34.0
Gain on early extinguishment of debt	1.4	-
Gain on disposals of discontinued operations, net	-	308.1
Net Income	$ 83.4	$444.8

Basic Net Income Per Common Share:
Continuing operations	$1.51	$1.79
Discontinued operations	-	0.59
Gain on early extinguishment of debt	0.03
Gain on disposal of discontinued operations	-	5.38
Net income per common share	$1.54	$7.76

Diluted Net Income Per Common Share:
Continuing operations	$1.49	$1.75
Discontinued operations	-	0.58
Gain on early extinguishment of debt	0.03
Gain on disposal of discontinued operations	-	5.26
Net income per common share	$1.52	$7.59

Basic average common shares outstanding (000s)	54,162	57,287
Dilutive effect of stock options (000s)	562	1,352
Diluted average common shares outstanding (000s)	54,724	58,639

Antidilutive outstanding stock options were excluded from the calculation of average shares outstanding. Total options excluded, in thousands, were 2,384 in 2000 and 1,149 in 1999. Actual outstanding Common and Class B shares at the beginning of the period were 57,376 in 2000 and 56,529 in 1999.